PROPALMS, INC.

                         Amended
      Consolidated Financial Statements (Unaudited)

                       July 31, 2007



                     TABLE OF CONTENTS

Unaudited Consolidated Balance Sheet at July 31, 2007

Unaudited Consolidated Statement of Operations for the
   Three and Six Months Ended July 31, 2007

Unaudited Consolidated Statement of Cash Flows for the
   Three and Six Months Ended July 31, 2007

Unaudited Consolidated Statements of Deficit in Stockholders'
   Equity for the Three Months Ended July 31, 2007

Notes to Financial Statements

Management's Discussion and Analysis or Plan of Operation




                     PROPALMS, INC.
              CONSOLIDATED BALANCE SHEET
               July 31, 2007 (unaudited)


             ASSETS

Current assets:
     Cash and cash equivalents                      $      23,836
     Restricted cash                                      124,917
     Accounts receivable, net of allowance
        of  doubtful accounts of $10,932                  155,046
     Prepaids and other currents assets                 1,097,432
                                                    -------------
       Total current assets                             1,401,231

Property and equipment, net of
    accumulated depreciation of $8,963                     10,973

Intangible assets, net of
    accumulated amortization of $429,447                  866,842
                                                    -------------
    Total assets                                      $ 2,279,046
                                                    =============

   LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued expenses           $     651,021
    Loans from shareholders                               152,109
    Notes payable current                                 935,577
    Deferred revenue current                              542,499
    Derivative liability                                  191,962
                                                     ------------
      Total current liabilities                         2,473,168

Long-term liabilities:
    Notes payable                                         242,870
    Deferred revenue                                       64,838
                                                     ------------
      Total long-term liabilities                         307,708
                                                     ------------
       Total liabilities                                2,780,876

Commitments and Contingencies                                  -

Stockholders' equity:
    Common stock, $0.0001 par value; 500,000,000
      shares authorized; 360,558,797 shares issued
      and outstanding                                      36,058
    Preferred stock, .0001 par value; 20,000,000
       shares authorized, 0 issued and outstanding             -
    Additional paid in capital                          1,848,753
    Accumulated deficit                                (2,400,097)
    Comprehensive gain                                     13,456
                                                    -------------
      Total stockholders' equity                       (  501,830)
                                                    -------------
      Total liabilities and stockholders' equity      $ 2,279,046
                                                    =============
See accompanying notes.




                     PROPALMS, INC.
    CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
    For The Three and Six Months Ended July 31, 2007


                                     Three Months      Six Months
                                        Ended             Ended
                                     ------------     ------------
 NET REVENUES                         $  294,292       $  550,811

 COST OF REVENUES                        180,442          341,024
                                      ----------       ----------
 Gross Profit                            113,850          209,787

 EXPENSES:
    Research and development              30,150           59,485
    Sales and Marketing                  104,427          148,269
    General and administrative           226,406          381,896
                                      ----------       ----------
      Total operating expenses           360,983          589,650
                                      ----------       ----------
      Net operating loss                (247,133)        (379,863)

 OTHER INCOME (EXPENSES):
    Interest income                        1,350            2,260
    Interest expense                     (23,175)         (45,138)
    Foreign currency                    (  1,272)             497
                                      ----------       ----------
      Total other income (expenses)      (23,097)         (42,381)
                                      ----------       ----------

     NET LOSS                         $ (270,230)      $ (422,244)
                                      ==========       ==========
Basis and diluted loss per share:
     Net loss                         $   ( .00)       $   ( .00)
                                      ==========       ==========
Weighted average shares used in
  calculating net loss per
  share Basic and diluted             324,788,515      309,996,742
                                      ===========      ===========

See accompanying notes.





                     PROPALMS, INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
    For The Three and Six Months Ended July 31, 2007


                                         Three Months   Six Months
                                            Ended         Ended
                                         ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                             $ (270,230)   $ (422,244)
   Amortization of intangible assets         108,562       137,691
   Depreciation                                1,642         2,635
   Stock issued for services               1,038,000     1,122,963
  Adjustments to reconcile net (loss)
  to net cash (used) generated in
  operating activities:
   (Increase) decrease in assets
   and liabilities
    Receivables                              (20,641)      (25,518)
    Prepaids and other assets             (1,024,764)   (1,050,249)
    Accounts payable                          66,785       (39,036)
    Deferred revenues                         26,230       (31,240)
                                          ----------    ----------
   Net cash provided by (used by)
    operating activities                   (  74,416)     (304,998)

CASH FLOWS FROM INVESTING ACTIVITES:
   Acquisition of property                   (47,201)      (47,201)
                                          ----------    ----------
   Net cash used by
    investing activities                     (47,201)      (47,201)

CASH FLOWS FROM FINANCING ACTIVITES:
   Notes payable                             (18,255)      185,673
   Proceeds from officer loans                   756         4,931
   Shares issued for cash                     96,835       167,998
   Shares issued for purchase                     -          1,350
                                          ----------    ----------
   Net cash provided by (used by)
    financing activities                      79,336       359,952
                                          ----------    ----------
Net increase (decrease) in cash              (42,281)        7,753
Cash beginning of period                     154,524       141,000
                                          ----------    ----------
Cash end of period                        $  148,753    $  148,753
                                          ==========    ==========

See accompanying notes.





                    PROPALMS, INC.
 STATEMENT OF DEFICIT IN STOCKHOLDERS' EQUITY (Unaudited)
  For The Three and Six Months Ended July 31, 2007



                                  Common Stock          Additional
                              Shares        Amount    Paid In Capital
                            ----------------------    ---------------
Balance as reported at
    April 30, 2007         316,647,005     $ 31,667         $718,309

Shares issued for
  future services           40,000,000        4,000          896,000

Shares issued for
  cash                       2,311,792          231           96,604

Shares issued for
  expenses                   1,600,000          160          137,840

Net loss                            -            -                -
                          ------------    ---------       ----------
Balance at
    July 31, 2007          360,558,797     $ 36,058       $1,848,753
                          ============    =========       ==========



                         Comprehensive   Accumulated
                             Loss           Deficit        Total
                         ------------    -----------    -----------
Balance as reported at
    April 30, 2007            $ 13,456   $(2,129,867)  $(1,366,435)

Shares issued for
  future services                   -             -        900,000

Shares issued for
  cash                              -             -          96,835

Shares issued for
  expenses                          -             -         138,000

Net loss                            -       (270,230)      (270,230)
                          ------------   ------------   -----------
Balance at
    July 31, 2007             $ 13,456   $(2,400,097)   $(  501,830)
                          ============   ============   ===========

See accompanying notes.





PROPALMS USA, INC

NOTES TO THE FINANCIAL STATEMENTS
July 31, 2007 (Unaudited)

Note 1. Nature of Business

Nature of Business

Propalms, Inc. (the "Company") was incorporated in 1995 and is a holding company which owns 100% of Propalms Ltd., a UK registered company, an operating unit which accounts for the majority of current revenues of the corporation. Propalms Ltd. was incorporated in October 2001 with a fiscal year end of January 31.

On July 12, 2005 Propalms, Ltd. purchased from Tarantella, Inc. a license and purchase option agreement for the world wide intellectual property rights, including the entire customer base and all the ongoing maintenance revenue, of a software product called Terminal Services Edition ("TSE"). Tarantella had previously purchased the intellectual property rights from New Moon, Inc., who had developed TSE. Tarantella had only made a limited penetration of the market before been acquired by Sun Microsystems Inc.

In December 2006, the two founders of the Company acquired a majority shareholding interest in the public traded company Jenna Lane Inc (JLNY.PK). In December 2006, the two founders were appointed to the Board of Directors of Jenna Lane Inc. Also during December 2006, Jenna Lane Inc. increased its authorized common shares to 500,000,000 in order to acquire Propalms Ltd.

In March 2007, Jenna Lane, Inc. changed its name to Propalms USA Inc. and its ticker symbol to PRPM in order to better reflect the nature of the Company's business. As a result of this recapitalization and reorganization, the financial statements of the Company reflect the results of operations beginning on July 12, 2005 (since "Inception").

Propalms USA, Inc., through Propalms Ltd., develops TSE which offers users a complete management product for the Microsoft server-based computing (SBC) environment. TSE allows users to manage and operate all their software applications centrally on their servers rather than on each individual desktop computer. TSE gives users access to any software application from any desktop or hand held device e.g. Microsoft Windows 95, XP, CE, Linux, Mac, Java. The Company markets and licenses its products through multiple channels such as value-added resellers and channel distributors.

Note 2. Summary of significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made by management include valuation of the Company's goodwill, net realizable value of core and product technology, the allocation of management's time spent on different expense categories, and the amortization and depreciation periods for intangible and long-lived assets. The actual amounts of such estimates, when known, may vary from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, at July 31, 2007 consist of cash held at commercial banking institutions. The Company considers investments purchased with initial or remaining contractual maturities when purchased of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is primarily comprised of furniture, computer equipment and software, which are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is four years. Depreciation expense was $1,642 and $2,635 for the three and six month periods ending July 31, 2007.

Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Capitalized Software Costs

Under the criteria set forth in SFAS No.86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed", development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility of completion can be demonstrated, at which time such costs are capitalized until the product is available for general release to customers.
The Company capitalized $182,409 in costs during the period to January 31, 2007, such costs consisting of services provided by external vendors and an element of internal staff costs. These costs are being amortized over the estimated useful life of the software, which is two years. These costs are included in intangible assets in the accompanying balance sheet and amortization expense was $108,562 and $137,691 for the three and six month periods ending July 31, 2007, respectively.

Goodwill

The Company accounts for goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test. At July 31, 2007, the Company had no remaining goodwill recorded. Excluding goodwill, the Company has no intangible assets deemed to have indefinite lives. See Note 4 for acquisitions.

Revenue Recognition

The Company markets and licenses its products, Propalms
Terminal Server Edition ("TSE"), primarily through indirect channels such as value-added resellers and channel distributors. The Company product license is perpetual and includes either one to two years of maintenance.
Maintenance includes enhancements and unspecified software upgrades.

The Company also separately sells support and maintenance renewal contracts. All of the Company's revenues, which occur from the sale of licenses, support contracts and maintenance renewal contracts are recognized on a pro rata basis over the term of the arrangement, which is either twelve (12) or twenty-four (24) months in most cases and assuming all other criteria have been met.
The Company does not recognize any revenue upon receipt of an order from a customer.

Software license revenues are recognized when a non-cancellable license agreement has been signed and the customer acknowledges an unconditional obligation to pay, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collection is considered probable. The Company has concluded that its revenue recognition policies are in compliance with SOP 97-2, Software Revenue Recognition (as amended by SOP 98-4 and
SOP 98-9) and related interpretations.

The Company sells its products only through distributors with which it maintains distribution agreements. When a distributor receives an order for the Company's product, the distributor will provide the Company a purchase order. Assuming all other criteria are met, revenue is recognized upon receipt of a purchase order. All sales are conducted via electronic license arrangements. Products are delivered indirectly to the end-user by the Company. Once the Company receives a product license agreement and purchase order from the distributor, "software activation keys" that enable the feature configuration ordered by the end-user are delivered electronically to the end-user. Delivery of these "software activation keys" usually occurs within 24 to 48 hours of receipt by the Company of a purchase order and end-user license agreement.

The Company does not grant its distributors the right to a refund under any circumstances. Distributors are contractually bound to make payment for product within 30-60 days of invoice and it is the Company's experience that these terms are accepted and adhered to by its distributors.

Note Payable - The note payable, discussed in Note 6, is reported at its pay-off amount less an amount attributed to imputed interest using an interest rate that was estimated by Company management and a term of 2 years.

Product Concentration

The Company derives substantially all of its revenues from its TSE Server product and anticipates that this product and future derivative products and product lines based upon this technology will continue to constitute a majority of its revenue. The Company could experience declines in demand for this product, whether as a result of general economic conditions, new competitive product releases, price competition, lack of success of its strategic partners, technological change or other factors.

Cost of Revenues

Cost of revenues consists primarily of fees paid to outside firms to perform software support tasks, amortization of acquired product technology and capitalized software development costs, and other personnel-related costs of providing technical support and consulting, as well as, the Company's online services.

Accounting for Stock-Based Compensation

The Company has not granted any stock-based compensation to any employees, officers or directors.

Foreign Currency & Operations

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at period end and year-end exchange rates, and revenue and expenses are remeasured at average rates prevailing during the period. The remeasurement loss was $1,272 for the three month period ending July 31, 2007 and a gain of $497 for the six month period ending July 31, 2007.

Approximately 40% of the Company's revenues are derived from sales to business in the United Kingdom, 6.5% are derived from sales to business in Europe, and 1.5% are derived from sales to business in Canada. The remaining
52% of revenues are derived from sales to business in the United States, Central and South America, and Asia.

Income Taxes:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109
("SFAS 109"). Under SFAS 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the currently enacted marginal income tax rate. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. Deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carry forwards. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-based compensation

The Company adopted SFAS No. 123 (Revised 2004), Share
Based Payment ("SFAS No. 123R"), under the modified prospective transition method on October 1, 2006. SFAS
No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of October 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after October 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for
Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123. Prior to the adoption of SFAS No. 123R, the Company accounted for our stock option plans using the intrinsic value method in accordance with the provisions of APB Opinion No. 25 and related interpretations.

Segment Reporting

Statement of Financial Accounting Standards No. 131
("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's consolidated financial statements as the Company consists of one reportable business segment.

Fair Value of Financial Instruments

All of the Company's financial instruments are reported at their carrying value which, due to their short-term nature, approximates their fair value.

Recent Accounting Pronouncements:

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends
SFAS No 133, "Accounting for Derivative Instruments and
Hedging Activities", and SFAS No. 140, "Accounting for
Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends
SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statement.

In March 2006 FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." This Statement amends
SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:
* Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
* Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
* Permits an entity to choose amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities:
* At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.
* *Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.
This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements
No. 87, 88, 106, and 132(R)." This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:
* A brief description of the provisions of this Statement
* The date that adoption is required
* The date the employer plans to adopt the recognition provisions of this Statement, if earlier.
The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159,
"The Fair Value Option for Financial Assets and Financial
Liabilities." FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement.

FAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. Management is currently evaluating the effect of this pronouncement on financial statements.

Note 3. Property and Equipment, net

Property and equipment at July 31, 2007 is comprised of the
following:
       Computer and office equipment 		 $15,393
       Computer software 			   3,007
       Furniture and fixtures			   1,536
                                                 -------
       				         	  19,936
         Less accumulated depreciation	          (8,963)
                                                 -------
       Property and equipment, net               $10,973

Note 4. Acquisitions

Concurrent with the inception of business on July 12, 2005, the Company completed the acquisition of $1,008,000 in net intangible assets from an unrelated third party. The Company engaged an independent valuation expert to estimate the fair values of the assets and liability acquired. The excess of consideration given over the fair value of the assets and liability acquired has been recorded as goodwill. The assets acquired consisted of $483,000 in developed software technology, $404,000 in customer relationships and $121,000 in goodwill. Additionally, the Company assumed an obligation to continue to provide support and maintenance to the existing users of the acquired software technology.

The determination of the fair value of this obligation of $143,000 was based on estimates and assumptions provided by the Company. The estimated fair value of this obligation was determined by utilizing a cost build-up approach plus a normal profit margin. The Company did not include any costs associated with selling efforts, research and development or the related fulfillment margins on these costs as they were not deemed to represent a legal obligation at the time of the acquisition.

This obligation is being amortized to revenues over a two-year period on a pro-rata basis. The Company recognized $17,874 and $15,024 as revenue related to the amortization of this obligation for the three and six month periods ending
July 31, 2007.

Note 5 - Intangible Assets

Intangible assets consist of acquired developed software technology, acquired customer relationship, capitalized software development costs and goodwill. The following table summarizes these assets:
                          Gross    Accumulated	   Net	 Estimated
                          Amount   Amortization	 Amount	Useful Life
                         --------  ------------  ------ -----------
Developed Software
     Technology          $614,959      227,466	 387,493   5 years
Customer Relationships	  456,612       95,125	 361,487   10 years
Software Development
     Costs		  224,718      106,856	 117,862   2 years
                         --------    ---------   -------
     Total		1,296,289      429,447	 866,842

The developed software technology and software development costs are being amortized to cost of revenues. The value of the customer relationships is being amortized to Sales and Marketing expense.

Note 6 - Note Payable

To finance the acquisition of those certain assets and liability in July 2005, the Company made an initial cash payment of $100,000 and agreed to make payments to the seller over a scheduled 30-month period, for a total of $900,000. The agreement calls for quarterly payments of $50,000, with the first one due in October 2005, until December 2007, at which time the remaining balance is due and payable. This note is non-interest bearing.
In recording this liability, the Company imputed approximately $135,000 of interest using a rate of 8%.

Note 7 - Loans from Shareholders

As part of the reorganization and recapitalization of the Company on July 12, 2005 discussed in Note 1, each of the two shareholders loaned the Company $53,205. These notes are non-interest-bearing and due on demand or upon certain events that would effect a change in control of the Company. Further advances made to the Company during the period ended January 31, 2007 amounted to $40,909. The total amount owed, of $152,109 is reflected as current as it is a demand note.

Note 8 - Commitments and Contingencies

At July 31, 2007 there were no material commitments or contingencies. The Company leases office spare in the UK on a month-to-month basis. This lease is accounted for as an operating lease.

Note 9 - Prepaid Expenses and Other Current Assets

A number of countries require deduction of a sales withholding tax element on settlement of sales invoices issued by a U.K.
company. At July 31, 2007 the Company recorded no amount deducted in withholding tax.

Note 10 - Bank Loan

On July 10, 2006 the Company received unsecured loan finance from HSBC Plc. Interest is debited on a monthly basis and repayments of capital and interest are made on a monthly basis.
The total capital sum outstanding at July 31, 2007 amounted to $284,099 of which $41,229 is reflected as current and $242,870 is reflected as long term. Loan interest charged in the period of $2,676 is debited as an interest expense in the accompanying Statement of Operations. The loan is repayable over a 5 year period from 10th July 2006, interest is payable at a fixed rate for the first three years of the loan. A proportion of the initial sum advanced (40%) is held on deposit with HSBC Plc and is included in cash assets, the remainder of the original loan (60%) has been secured by the personal guarantee of Owen Dukes (CEO)

Note 12 - Restricted Shares

The following issued shares are restricted for one year following the reverse merger (from December 12th 2006):
* Issued in exchange for services and cash 28,000,000
* Issued in exchange for shares in Propalms Ltd 243,750,000
In addition the shares held in the Escrow account bear the same restriction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical Accounting Policies.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

Revenue Recognition

The Company revenue is made up from new license sales, expansion licenses to existing customers as well as annual renewal for maintenance. Management has made the decision to recognize all revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"), as amended by Statement of Position No. 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, and Statement of Position No. 98-9, Modification of SOP 97-2, and Staff Accounting Bulletin No. 101, as amended by Staff Accounting Bulletin No. 104. Revenue is based upon a subscription model and the revenue amount is deferred over the life of the license and maintenance contract.

Propalms USA, Inc. establishes persuasive evidence of an arrangement for each type of revenue transaction based on either a signed contract with the distributor as per our signed distribution contract or with OEMs and other resellers, or, in the case of individual sales through receipt of payment which indicates acceptance of our terms of sales.

 A. Subscription revenue

Subscription revenue is comprised of direct and indirect sales of Propalms enterprise technologies. Accounts receivable and deferred revenue are recorded at the time a customer enters into an agreement for the purchase of a license, and the customer is billed. The deferred revenue amount is amortized to revenue over the life of the maintenance contract which includes the cost of the license.

Propalms TSE Application technologies are generally offered with either one or two year base maintenance periods; the majority of our revenue being realized on a yearly basis.
The base subscription generally entitles the end user to the technology itself and customer support generally consisting of a specified level of customer support, bug fixes, functionality enhancements to the technology and upgrades to new versions of the technologies, each on a when-and-if available basis, during the term of the maintenance contract.

 B. Training and services revenue

Training and services are comprised of revenue for consulting, engineering and customer training and education services. Consulting services consist of hourly arrangements, and revenue is recognized as these services are performed. Engineering services represent revenues earned under fixed fee arrangements with our OEM partners and other customers to provide for significant modification and customization of our TSE. There are no rights of return granted to any of our purchasers.

 C. Revenue Derived from Distributors

A material portion of our revenue during any reporting period is typically generated from a very limited number of significant distributors around the globe. Several of our significant customers are ISVs who have bundled our products with theirs to sell as web-enabled versions of their products. Other significant customers include distributors who sell our products directly.

Market Characterization

Propalms USA, Inc. focuses our Research and Development in staying ahead of the technology curve in our industry. We are constantly working on new product and service introductions and enhancements. We make it a point to stay on top of ever changing industry standards, fluctuations in customer demand and changes in customer requirements. Our future success depends on our ability to continually enhance our current products and develop and introduce new products that our customers choose to buy.

Stock-Based Compensation

As of July 31, 2007, the Company has not implemented any stock compensation plan. It is the intention of the Company to provide a stock compensation plan, for all key employees, as well as key significant contractors. It is the Company's intention to release details of any stock compensation plan on execution by the Company.

Assets

The Company's assets have increased over the past year due to the significant development of the latest version of our software, TSE 5.0.

Liabilities

Accounts Payable increased due to the cost of the reverse merger, which since has been satisfied in payment of shares.
As Propalms increases its sales, their Deferred Revenues will increase.

Significant Events

Software Releases Investments

During the accounting period (or shortly after) the following version/enhancements to the Propalms TSE products were released:
* TSEv5 - Full release date 22nd June 2006
* Microsoft Vista version - released 2nd February 2007
* TSEv5 - 64 bit functionality - released 28th March 2007

Major Enterprise Contracts

The Company entered into a contract with Intuit Japan that will bundle TSE with its accounting package. The Company believes that over a 24 month period this could generate significant revenues in excess of $500,000 annually.

In May 2007 the Company received, an initial software support contract from Price Waterhouse Coopers ("PWC") in Canada after the successful testing of TSE in a large environment.

The initial rollout in Canada is expected to be for 5,000 licenses plus additional support contracts. The revenue expected from this contract is estimated to be generating sales transaction revenues of $250,000 over the rollout period. The Company has also been informed that PWC in Brazil is also interested in purchasing the TSE. This would represent the potential to create additional rollouts with approximately 4,000 licenses that will generate sales transaction revenue of $200,000.

The Company has also been informed that the TSE software, based upon its continuing performance, has the potential to generate further rollouts across the PWC organization. The number of worldwide PWC users is over a 100,000, with potential sales transaction revenue of $5 million dollars over the next three to four years.

The Company in April 2007 signed a new distribution contract with TT Network Integration in Thailand, whose major shareholder is the Toyota Company group. This distribution contract represents supplying server based computing TSE software for all the Toyota group of companies on a worldwide basis.
It is expected that the initial rollout for the first two years will generate approximate sales transaction revenues of $500,000, with an additional $2 million over the next three to four years.

The Company has a number of other significant prospects. The winning of future contracts will substantially increase the revenues of the company.

Maintenance Revenue

The maintenance support revenue has increased by more than 50% in the current financial period and the renewal rate from customers has been over 90%. The company believes that in the upcoming financial year, the maintenance contract revenue will continue to grow as new customers are implementing the TSE application.

A total of 133,833,334 shares have been placed into an Escrow account in order to settle services rendered/to be rendered to the Company.

Big Apple Consulting, USA

The company has retained the services of Big Apple Consulting, USA over a two year period to manage Investor relations.

Big Apple Consulting, USA has agreed to accept ordinary stock in exchange for these services at the prevailing offer price. A total of 40,000,000 shares have been set aside in the Escrow account for these purposes and will be released monthly at the price prevailing at the date of release.

Termination of Factoring Contract

In April 2007, Propalms terminated their factoring contract with GE Finance. This will save the company $50,000 in yearly cost for their services.

New Appointment to the Board of Directors

In April 2007, Propalms USA, Inc. appointed Mr. Nakul Stood to their Board of Directors. Mr. Stood is one of the original co-developers of Propalms TSE product.


FINANCIAL INFORMATION CERTIFICATION

I, Robert Zysblat, do hereby certify that I was responsible for the preparation of the statements and that such statements, and the notes thereto, present fairly, in all material respects, the financial position of the issuer and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied.

  January 6, 2008	       	/s/   Robert Zysblat
                                -----------------------
				Robert Zysblat, President